NEWS RELEASE
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FOR DETAILS, CONTACT:                                      FOR IMMEDIATE RELEASE
Sam R. Morrow                                                   OCTOBER 10, 2003
Svein T. Knudsen
Phone:  +47-67-52-6400
Suzanne M. McLeod
Phone:  +1 281-589-7935

                     PGS ALLOWS ADDITIONAL TIME FOR CLASS 4
                     CREDITORS TO CHOOSE DISTRIBUTIONS UNDER
                             PGS RESTRUCTURING PLAN

OCTOBER 10, 2003: OSLO, NORWAY; HOUSTON, TEXAS - Petroleum Geo-Services ASA (debtor in possession) (the "Debtor" or the "Company") (OSE: PGS; OTC: PGOGY) announced today that Class 4 creditors will have until October 24, 2003 (or October 21, 2003, in the case of holders of Allowed Bondholders Claims who must duly inform their Nominee of their elections and allow their Nominee sufficient time to tally their elections and mail them so they are received by the Debtor's agent) to ensure that their intended choice of distributions under the Company's restructuring plan are recognized by the Debtor pursuant to its restructuring plan. Pursuant to the Debtor's First Amended Plan of Reorganization, dated September 10, 2003 ("Plan") and the Order: (i) Approving Debtor's Disclosure Statement; and (ii) Establishing Solicitation and Confirmation Process Procedures, the Distribution Record Date in respect of Allowed Bondholder Claims and Allowed Bank Claims is October 14, 2003 at 5:00 p.m., New York Time (the "Distribution Record Date"). (All terms used herein and not defined herein will have the meaning given to them in the Plan.) Holders of such Claims as of the Distribution Record Date are entitled to receive a distribution in accordance with the Plan.

THE DEBTOR IS NOT ALLOWING ADDITIONAL TIME TO VOTE TO ACCEPT OR REJECT THE PLAN. THE DEBTOR IS ONLY ALLOWING ADDITIONAL TIME FOR CLASS 4 CREDITORS TO MAKE THE ELECTIONS DESCRIBED BELOW. THE VOTING DEADLINE REMAINS OCTOBER 14, 2003 AND ALL BALLOTS AND MASTER BALLOTS MUST BE RETURNED TO THE DEBTOR'S BALLOTING AGENT BY SUCH DATE.

For the avoidance of any doubt, and in order to ensure that each holder of an Allowed Bank Claim and/or Allowed Bondholder Claim (collectively, "Allowed Class 4 Claims") receives its intended distribution pursuant to the Plan, the Debtor intends to propose a technical modification to the Plan to allow additional time for holders of such Claims to ensure that their intended Plan allocations in respect of the Package A Distribution, the Package B Distribution and designation of New PGS Ordinary Shares as Offered Shares, are recognized by the Debtor pursuant to the Plan. The Distribution Record Date (October 14, 2003) is not being changed.

In this regard, each beneficial owner of an Allowed Bondholder Claim ("Holder") as at the Distribution Record Date (October 14, 2003) must duly inform its respective broker, bank, dealer or other agent or nominee (each of the foregoing, a "Nominee") of its elections under the Plan respecting (i) its election of (a) the Package A Distribution and/or (b) the Package B Distribution, and (ii) if such Holder elects in whole or in part for the Package B Distribution, what percentage, if any, of its New PGS Ordinary Shares

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that it designates as Offered Shares. This form will be sent to each Nominee by the Debtor and will be posted on the Company's website at www.pgs.com/restructuring). Each Nominee must return to Bankruptcy Services LLC ("BSI"), the Debtor's balloting agent, the properly completed election form so it is received by BSI no later than 5:00 p.m. New York time on October 24, 2003 (the "Allocation Deadline"). To be properly completed the form must contain no less than the following information:

1. A certification from the Nominee that the Holder was a registered or beneficial holder of a Allowed Class 4 Bondholder Claim with the Nominee as at the Distribution Record Date (October 14, 2003); and

2. The principal amount of such Holder's Allowed Class 4 Bondholder Claim as at the Distribution Record Date (October 14, 2003) broken down, if applicable, between the Existing Notes held by such Holder; and

3. The Holder's allocation of its Class 4 election between the Package A Distribution and the Package B Distribution; and

4. If the Holder selected the Package B Distribution with respect to any portion of its Claim, specify what percentage, if any, of such Holder's New PGS Ordinary Shares received in respect of the Package B Distribution that should become Offered Shares.

The Debtor will provide holders of Allowed Class 4 Bank Claims with a similar opportunity, and will transmit to the Agent Banks under each Bank Facility individual election forms (which will be posted on the Company's website at www.pgs.com/restructuring) for the Agent Banks to distribute to the holders of Allowed Bank Claims as of the Distribution Record Date. Holders of Allowed Class 4 Bank Claims as at the Distribution Record Date (October 14, 2003) that desire to make an election or change their previously submitted election must complete and return the election forms so that they are received by BSI no later than the Allocation Deadline.

PURSUANT TO SECTION 4.4 OF THE PLAN, (I) IF ANY NOMINEE FAILS TO PROVIDE THE AFOREMENTIONED INFORMATION TO BSI BY THE ALLOCATION DEADLINE, EACH HOLDER OF AN ALLOWED BONDHOLDER CLAIM FOR WHOM THE ELECTIONS ARE NOT MADE AND PROPERLY REFLECTED IN THE ELECTION FORM WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE PACKAGE B DISTRIBUTION, AND WILL BE DEEMED TO HAVE ELECTED TO HAVE 100% OF THEIR NEW PGS ORDINARY SHARES BECOME OFFERED SHARES; AND (II) IF ANY HOLDER OF AN ALLOWED BANK CLAIM AS OF THE DISTRIBUTION RECORD DATE FAILED TO HAVE PREVIOUSLY SUBMITTED A TIMELY INDIVIDUAL BALLOT AND DOES NOT RETURN A PROPERLY COMPLETED ELECTION FORM TO BSI BY THE ALLOCATION DEADLINE, SUCH HOLDER WILL BE DEEMED TO HAVE ELECTED TO RECEIVE THE PACKAGE B DISTRIBUTION, AND WILL BE DEEMED TO HAVE ELECTED TO HAVE 100% OF THEIR NEW PGS ORDINARY SHARES BECOME OFFERED SHARES. IT IS THEREFORE IMPERATIVE THAT EACH NOMINEE AND EACH HOLDER OF AN ALLOWED BANK CLAIM PROVIDE THE AFOREMENTIONED INFORMATION TO BSI BY THE ALLOCATION DEADLINE.

THE DEBTOR INTENDS TO SEEK BANKRUPTCY COURT APPROVAL OF THESE PROCEDURES, WHICH WILL REQUIRE A TECHNICAL MODIFICATION OF THE PLAN, AT THE HEARING TO CONSIDER CONFIRMATION OF THE PLAN THAT WILL BE HELD ON OCTOBER 21, 2003, AT THE UNITED STATES BANKRUPTCY COURT FOR THE SOUTHERN DISTRICT OF NEW YORK.

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PLEASE NOTE THAT FOR THE PURPOSE OF ANY DISTRIBUTIONS TO HOLDERS OF ALLOWED
CLASS 4 CLAIMS MADE ON THE EFFECTIVE DATE OR THEREAFTER IN ACCORDANCE WITH THE PLAN, THE DEBTOR WILL NOT RECOGNIZE ANY TRANSFERS OF ANY OWNERSHIP OF ALLOWED CLASS 4 CLAIMS AFTER THE DISTRIBUTION RECORD DATE (OCTOBER 14, 2003). ACCORDINGLY, ANY TRANSFERS MADE AFTER OCTOBER 14, 2003, SHOULD CONTAIN APPROPRIATE INSTRUCTIONS AS BETWEEN THE TRANSFEROR AND TRANSFEREE, INCLUDING, FOR EXAMPLE, A NOTIFICATION AS TO THE ALLOCATION BETWEEN THE PACKAGE A DISTRIBUTION AND THE PACKAGE B DISTRIBUTION (AND THE DESIGNATION OF NEW PGS ORDINARY SHARES AS OFFERED SHARES, IF APPLICABLE) REPORTED BY THE NOMINEE TO BSI WITH RESPECT TO THE ALLOWED CLASS 4 CLAIM BEING TRANSFERRED.

                                      ****

     Petroleum Geo-Services is a technologically focused oilfield service company principally involved in geophysical and floating production services. PGS provides a broad range of seismic- and reservoir services, including acquisition, processing, interpretation, and field evaluation. PGS owns and operates four floating production, storage and offloading units (FPSO's). PGS operates on a worldwide basis with headquarters in Oslo, Norway. For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

     This announcement does not constitute an offer of any securities for sale. Any securities issuable under the Plan have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration under such act or an applicable exemption from registration requirements.

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